                                                      Filed Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                            Filed by Enzon Pharmaceuticals, Inc.
                                    Subject Company: Enzon Pharmaceuticals, Inc.
                                                       NPS Pharmaceuticals, Inc.
                                                  Commission File No.  000-12957



The following is a transcript of a presentation given by Ken Zuerblis of Enzon Pharmaceuticals, Inc. ("Enzon") at the CIBC World Markets 1st Annual Convertible Conference held on May 29, 2003, in New York , New York to discuss the proposed business combination between Enzon and NPS Pharmaceuticals, Inc.

                              Enzon Pharmaceuticals
                           Moderator: Kenneth Zuerblis
                                  May 29, 2003
                                 10:35 a.m. EST


KENNETH ZUERBLIS, CHIEF FINANCIAL OFFICER, ENZON PHARMACEUTICALS: Good morning. I'm delighted to be here to present for Enzon Pharmaceuticals. I was joking before because we're in the middle of a merger and we have an S-4 out there, I have to go through a lot more of the typical forward-looking statements to a script. I have to follow the script and they've made it a little tight on me. I don't have a lot of room. More importantly, they've got this small podium here, so I hope I don't fall off it. We usually like to walk around a little bit from that standpoint.

What I'd like to do today is spend some time and share with you the compelling logic behind our merger with NPS Pharmaceuticals. And I do have to bore you, but of course I'd first like to refer to the Safe Harbor provisions shown on this slide and remind you that this presentation may contain forward-looking statements, which represent the Company's intentions, expectations or beliefs concerning future events. Please refer to our SEC filings and other public disclosures for a more complete understanding of the risks inherent in our businesses. And we have two slides. Additional information on Enzon and NPS and our proposed merger can be obtained by contacting the companies directly, accessing the Company's Web site or reviewing the Company's SEC filings. Now, I got that out of the way.

Now, to begin with the presentation, I want to express to you our commitment and enthusiasm for the proposed merger with NPS Pharmaceuticals. This is the right thing to do and the right time to do it. In the biotech industry for years we've been describing to you what we're trying to build - innovative companies, integrated companies and independent pharmaceutical companies, with the strength to both create and sustain growth and value for years to come. Our goal is to combine two strong uniquely complementary companies to build a leading biotechnology enterprise, a company that has deep and a diversified and sustainable pipeline, clinical safe products with a clear defined pathway to profitability with fully integrated infrastructure, all built on a strong financial foundation.

Before we go into the details of the transactions, I would like to first explain to you why combining Enzon and NPS makes so much sense. With the combination of these two companies, we bring that together all the success factors needed to create, as I said before, a fully integrated biopharmaceutical company. With Enzon, we bring the items here in blue from the standpoint and NPS would bring its complementary assets in gold. What we create is a company that has platform technology, free clinical assets and assets all the way through the Phase I, Phase II, Phase III as well as a company with commercialization, manufacturing capabilities and significant revenues and cash flows to fund those developments.


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The other thing we have is significant synergy. The Street typically - when we start talking about this merger, the street typically thinks of synergies as Pfizer Pharmacia coming together in synergies of cost savings. We're not talking about cost saving synergies here. We're talking about what are really across the board in synergies from that standpoint. The combined company will be able to expand the pipeline and development of products more than the two companies could by themselves.

For example, NPS 1776 is a product that NPS has that finished Phase I clinical trials three years ago. It's a product that status suggests can be a very strong competitor in the epilepsy, acute migraine and bipolar disorder areas. But unfortunately, NPS, because of their focus on PREOS and Cinacalcet in Phase III, has not been able to spend enough money on that. Combined, we will be able to add additional resources and focus additional infrastructure on this product.

Secondly, we can accelerate products that are already out in the pipeline. ALX-0600 is a product that's being developed for leaky gut, for Crohn's Disease. Another product that again has somewhat languished behind the Phase III that NPS has, the combined company with the cash flow and strength that Enzon has will be able to further develop this product. And probably more importantly, will be able to labor the financial strength and the commercial capabilities of the combined company. We'll be able to in-license products and technologies and also optimize the PREOS partnership. For those of you who may not be familiar with NPS, NPS's lead product is PREOS. I'll spend some time talking about that. But they do not have any commercial infrastructure.

They've talked about publicly that they're looking to license this product out to large pharma for the primary care market. Clearly, they were going to license it for all applications. The combined company with Enzon's infrastructure gives us the ability to be a true co-promote partner and actually gives the financial strength to actually go and to be on an equal footing when we negotiate with large pharma for primary care for this product. And I'll explain more about the product as we go on.

Succinctly, taking a very quick look at the transaction specifics, its a stock for stock exchange based on set ratios. The timing is that we filed the joint proxy in late March. We have comments back from the SEC. We're in the process of responding back to those comments. We anticipate we'll respond somewhere around the end of this month, beginning of next month. That would put us on track for a July shareholder's vote on this transaction.

The new Company structure. The Chairman will be the current Chairman and CEO of NPS, Hunter Jackson. Arthur Higgins will be the Chief Executive Officer. The Board will be split with six Board members coming from NPS and four from Enzon. And the management team will be drawn from both companies.

Taking a quick look at the new entity, the new entity basically creates what we believe is a top tier biotechnology company. It takes two management teams with proven records on building businesses. It takes drug discovery and drug development expertise different in both companies but complementary. It takes the manufacturing capacity and experience that Enzon has. It takes the commercial infrastructure and sales and marketing capabilities of Enzon and combines that also with strong, dependable revenue so that you actually have all the components for success in our industry. We will be a fully integrated - from drug discovery to manufacturing commercialization of the combined company.

It'll also be a company with a very robust pipeline. I think that's probably the most important part of this, is we will have a pipeline that will field the sustained growth over the long haul and some very exciting products. I'll spend some time talking about them today. We will have an R&D - combined R&D budget of approximately $150 million. That's extremely important as you look at companies compared to ourselves in our industry the question always is how much money are they spending on R&D? Will they be able to develop products in the future?

The combined company will have two products in Phase III, which I'll talk about
- Cinacalcet and PREOS - three products in Phase II, more than 10 early stage development platforms and multi-drug delivery platforms to build off of also.


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We have a solid financial infrastructure. We have revenues that are annualizing currently between on the combined basis between $170 million and $180 million coming from five marketed products. We have cash estimated to be at the closing of greater than $300 million and solid cash flow. We also have a lot of validating partnerships, significant partnerships, with the likes of Amgen, Schering-Plough, SkyePharma, GSA, AstraZeneca to name a few.

The real thing we want to take a look at is the post-merger metrics and where we fit in our industry and why we think that the two companies combined are under-valued from that standpoint. When you look at us, and we're in the bottom down there, again, the market cap of this new company will be determined once we trade together from the standpoint. But the combined market cap of the two companies now puts us at the bottom end of this range. And then you look at the comparables. We have revenue of, as I mentioned before, between $170 million and $180 million. We will be spending enough in R&D to have a pipeline that will continue to grow. We'll have five marketed products driving those revenues and two Phase III assets. And when we compare against some of our competitors in the industry here, I think we compare very favorably, yet we're on the bottom end of the market cap scale for these companies.

But let me talk about the products and the pipeline of the combined companies. I'll come back to this. I didn't put this up here meaning to go through it. If you read it, it gets a little small. But as you can see, we truly become a sustainable and fully integrated company with significant number of marketed assets, a significant pipeline that'll be able to drive not only current revenues and current cash flow, but growth.

Five marketed products, as I mentioned earlier. I will spend a couple minutes talking on each one of them. But they're PEG-INTRON, ABELCET, ONCASPAR, DEPOCYT and ADAGEN.

PEG-INTRON is currently the leader in the pegylated alpha interferon in the Hepatitis C market. It is a product that was developed using Enzon's PEG technology and competes with Pegasys in what's anticipated to be a very large and growing market for Hepatitis C. The CDC estimates that we will not see a peak in incidence of Hepatitis C until 2015. Part of that is because of the numbers of patients that actually have this virus. In the United States alone it's estimated that four million people are carrying the Hepatitis C virus, most of those infected prior to 1992 when we can screen the blood supply.

Those four million people only a couple hundred thousand patients are actually showing symptoms and being treated. But if you look at the timeline, if most patients were infected prior to 1992, when we could screen the blood supply, and this disease is very much like AIDS where it's just asymptomatic, meaning you don't feel or you don't show symptoms of this for 10 to 30 years, you can see why the CDC suggests that this is going to be not a peak in actual patients showing Hepatitis C symptoms until 2015. Of those four million people, it's anticipated that more and more of them will start to show symptoms and be required to be treated from that standpoint.

The product also has a couple other levers of growth including re-treatment of patients. Prior to the approval of the pegylated alpha interferon, the standard of care was Intron/Ribavirin from that standpoint. About 60 percent of patients that took that product failed, based on the clinical data and the labels that are out there. It's anticipated some of those patients will actually come back and try these pegylated alpha interferon. We don't believe significant numbers of that have happened yet. As you know, this product was controlled by a wait list and, therefore, was metered out very slowly. We believe hepatologists only treated those patients on a need basis. We believe the re-treatment patients have just been thrown into the population.

More importantly, it's maintenance therapy. Even with the pegylated alpha interferon product, 40 percent of the patients, based on the clinical results, will still fail and will not get sustained viral response from these products. There's a lot of data out there and there's two very large studies, one being done by Roche, one being done by Schering, looking at the use of maintenance therapy. The large body of research says by giving low dose of the pegylated alpha interferon or alpha interferon alone that you can slow down the onslaught or deterioration of the liver. Hepatitis C is basically a disease that deteriorates your liver, leading to a liver transplant or if not liver failure and death from that standpoint.

So, there's a real potential for using this off label. Currently, people are using it off label. But they are doing large clinical trials to use this and get it approved for a maintenance therapy. That's another potential growth we see coming forward.


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The last area of growth is, of course, geographic and indication expansion.
Alpha interferon, the non-pegylated version, are used in cancer, actually 17 different cancers. Schering is currently studying PEG-INTRON in a Phase III clinical trial, which began in 1998 in malignant melanoma. In addition, we have geographic expansion. So, products - currently the pegylated alpha interferons are only approved in the United States and Europe.

The precursor, alpha interferon plus Ribavirin is what the current standard of care is in Japan. Both companies are doing clinical trials in Japan. Japan is a very large market. It is estimated from a number of infection standpoint, half the size of the US market. It is estimated that almost two million people in Japan actually have the Hepatitis C virus. And it's a market that allows reimbursement at the kind of levels that we're seeing for this product. So, we believe that 2005 that the pegylated alpha interferon market will experience another round of growth, in that people will switch off the Intron A / Ribavirin combination into the pegylated alpha interferon, and that's where we get on our royalties on the pegylated side. For Schering, it'll be a switch. For us, it'll be an increase in royalties.

We continue to have a very strong revenue base. US prescription data supports continued strong demand for this product. While we knew we'd see a peak in the fourth quarter when we released this wait list, we've seen continued strong demand with just small percentage decreases over that fourth quarter from that standpoint. The other thing is Roche's entry into this market as a second setter has truly been expansive to the market from the standpoint, total scripts in the first quarter that they were working - first quarter calendar year, the first quarter that they actually were out there - actually increased by 10 percent over the fourth quarter when we released these patients off the wait list, which was thought to be the highest point from that standpoint.

The Japanese market, as I mentioned earlier, offers significant upside potential. Both the pegylated alpha interferons have solid intellectual property. We actually get a small royalty on Pegasys because it does use a portion of our patented technology. And the other thing that's really exciting about this when you're just on the pegylated alpha interferon side is the potential for price increases and market expansion. As you may know, the pegylated alpha interferon launch by Schering-Plough they took four different price increases last year totaling 19.5 percent. This year, Schering's taken a total of two price increases already, totaling nine percent. The reason they're able to do that is this product is used, as I said earlier, in combination with Ribavirin from that standpoint.

Ribavirin is a product that Schering has settled some patent suits that is headed toward their competition from that standpoint. We believe both companies, Schering and Roche, will over the coming years, as generic competition comes closer, drive the value of the combination therapy. And when Schering launched PEG-INTRON and Ribavirin they were equivalently priced, the two components. We believe they'll drive price from the Ribavirin over to the pegylated alpha interferon and continue to increase price.

Roche, when they launched Pegasys, the alpha interferon - the pegylated alpha interferon part - was priced at parity with PEG-INTRON. They did some discounting on the Ribavirin side, again looking at the precursor of this going generic, but they launched Pegasys as the premium. And again, since we only deal in the pegylated alpha interferon, our royalties come from Schering-Plough only on the pegylated alpha interferon, increasing price in pegylated interferon, regardless of the total combination value going down, is beneficial to us.

ABELCET is the second product we market. It's the market leader and formulation of choice in the lipid Amphotericin market. It's a lipid complex. And the goal here is to be able to use Amphotericin with reduced nephrotoxicity. We are currently looking at focusing on expanding this market. We've seen some competitive impact of Cancidas coming in from Merck. But again, that product has been viewed as not as efficacious, as strong of a product. And while it has some impact because, again, it's the first new market entrant in eight years, we think from this strong three step program that we'll be able to put ABELCET back on a growth pattern for this disease.

We've already seen that. We've seen doctors who have gone out because, again, it's a first new agent in eight years. We've seen doctors go out and actually try Cancidas and see breakthrough infections that are now starting to come back to Abelcet from that standpoint. And it compares favorably over all classes. Cancidas - the other thing is as people start to use this, it's only approved for one of the fungal infections. Abelcet is approved across all fungal infections. So as we get out there and market this product effectively out there, we're seeing doctors say - when the section of the market that we treat is critically ill patients that they don't have time to determine what kind of infection they have and that they want to hit it as hard and as quick as possible.


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We also have additional marketed products that I won't spend time on - ADAGEN,
ONCASPAR, and DEPOCYT. Very quickly, they're all cash flow positive products, ADAGEN and ONCASPAR, which we manufacture. DEPOCYT is manufactured by SkyePharma.

Looking to the pipeline of the combined company, we have two Phase III assets, as I mentioned PREOS and Cinacalcet. In the case of PREOS, it is a intact human parathyroid hormone, it is the full intact human parathyroid hormone. You may be familiar with Forteo from Lilly that is a fragment of the parathyroid hormone, which has a black box label on significant side effects from that standpoint. This product is very unique. It stimulates natural bone growth. On the slide here, if you look at the top, that is a patient before treatment with osteoporosis. And the gray areas are areas where the bone has deteriorated and is no longer. The bottom is the same patient after treatment with PREOS.

PREOS and Lilly's product, Forteo, are the first in class products ever to show, actually grow the bone back from that standpoint. They grow stronger, healthier bones. And there's data supporting that the products that are currently the current standards that are out there Fosamax, etcetera. That even combination with them, and remember they don't grow bone back, they just slow down the deterioration, combinations with these growth products actually are showing even better results. And we saw some recent [INAUDIBLE] data, which is Phase II data, to support that.

We expect PREOS to compete in a large and growing market from that standpoint. We don't expect this to be a specialty product. Over time, as Lilly continues to launch this product, we expect it to be used much larger base, and the specialty market being one. We have a pivotal Phase III study which we expect to be completed in September. We are targeted for FDA submission in mid-2004 and launch by 2005.

The combined company will take a more aggressive, as I mentioned earlier, development status on this. And we have the ability to co-market this. Quite frankly, a lot of the analysts out there that report on Forteo right now say it's a specialty product being sold to rheumatologists and endocrinologists. If we believe that, we would market that product on our own. We would not license this product from that standpoint. We believe this is a product that will eventually be in the primary care setting, treating large numbers of patients. We believe Lilly will actually set the stage for that. But again, the potential hope is that we are the full natural occurring human parathyroid hormone versus a fragment. We hope to have some potential advantages possibly over the Lilly products. But even if we're equal and compete, we believe we'll be in a very large market.

Cinacalcet is a product that we've licensed to Amgen. It is a novel treatment for hyperparathyroidism. It is a market that is there's no treatment at this point in time and a very expansive market, as you can see from here. A lead indication by Amgen is secondary HPT. If we add those two up, you can see we're looking at over a million patients. And clearly, Amgen is the right partner here with its primary focus on dialysis.

Amgen recently announced that there are three Phase III pivotal trials, that they've looked at one and that the product met its clinical endpoints. They've also confirmed that they will file this product in the second half of the year. It is a first in class molecule in a growing market. And we looked at the numbers that we have up there. And it offers a significant and highly - high potential royalty stream for the combined company.

I don't have time to go through the Phase II assets, but again just to put this up here, I touched on the major Phase III assets and as well the marketed products. You can see, and we touched on ALX-0600 and 1776, which are up there, as far as things we'll continue to develop. You can see we'll have a robust pipeline in this combined company of assets all the way through the development stage.

Taking a quick look at the operation overview, the management team, as I said, will be brought from both companies. Hunter Jackson is the chairman, as I mentioned earlier. Arthur Higgins will be the CEO. I will be the CFO and Uli Grau will be the head of R&D with Tom Marriott, reporting to him and involved in the continuing operations. We'll have locations in Canada and the United States. Indianapolis is our manufacturing facility for ABELCET.


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On a pro forma basis, you can see we're a company with very strong revenues, a company with a very strong cash position and the ability to continue to develop products with an R&D pipeline and R&D burn that will support additional products going forward.

Expected milestones of the combined company over coming years, I mentioned earlier, the Phase III clinical data for secondary HPT, the other two Phase III clinical trials to be coming shortly. The filing of that, which Amgen has confirmed, will happen in the second half of the year. The one item that everybody's focused on is the two year toxicology study. This is a study in rats. If you know Forteo, which is Lilly's product that is on the market at this point in time, actually saw carcinogenic problems in rats with their product. The hope is that we feel pretty comfortable that PREOS will not be any different than the fragment, which is not a naturally occurring fragment in the body that PREOS is, but more importantly being the full impact parathyroid hormone. We have may have some advantages. And so, that's a well-anticipated study from the street. As well, as we talked earlier, the tox study, which is the final phase three study, is to be completed.

We have a product that, again, we didn't talk about in Phase II. We have a product at Enzon, Prothecan, where we expect to have results that are Phase II a product for cancer. Additional indications, as I mentioned earlier, for ALX-0600, maintenance studies on HPT I mentioned earlier, filing of PREOS, Prothecan Phase III data, setting up for the program for the Phase III, and, of course, approval of Cinacalcet from that standpoint.

Just to touch back on what we think is so compelling about this merger is the synergies that are here are really the implementing of two companies that have drastically different structures. You had Enzon, which was coming sort of from the back end, with a fully integrated sales and marketing organization, fully integrated manufacturing, a pipeline but clearly needs to add to that pipeline, and you had NPS with one of the premier pipelines in the industry, a company that had very much gone out there and stated that they had to go out and start to build late stage infrastructure, build a sales and marketing organization, build manufacturing capabilities.

When you add these two companies together we eliminate Enzon's need to spend on building a pipeline or going out and acquiring additional pipeline and we eliminate their need to go out and actually build a sales and marketing organization and commercial infrastructure. And as I said earlier, we think the combined company can expand the product. Because unfortunately, when you talk about R&D compounds like 1776, as I mentioned earlier, these don't sit on the shelf well. They have patent life. You can't just let a product finish phase I and sit there for three years. We think we'll be able to accelerate those and create additional value. We'll accelerate programs that are already out there, ALX-0600, and bring our expertise on manufacturing into that and, more importantly, like I said, leverage the financial resources of the Company, be able to do, we think, a better PREOS deal on a primary case basis and offer the ability to be a true co-promote partner with our products.

Where are we going? Looking out at 2007, we think - as you look out going forward, hopefully after this presentation you see that we have a company with strong revenues and sustained support, a strong, balanced clinical pipeline, a company that we view out at that point in time having an R&D budget somewhere around $180 million. If you remember on the pro formas, we're already over 100 from that standpoint. Combined expectations as when we combine will be at 150 based on the current run rates of the two companies. We're talking about growing R&D, but finally an R&D budget that's sustainable and that can drive products continued through the pipeline. We anticipate in '07 having EBITDA of greater than $100 million and an industry leading growth rate with now PREOS and Cinacalcet on the market and approved, based on the timelines we laid out to you here, that would drive an industry growing growth rate.

That, we think, is the compelling reasons behind this merger. We have a breakout session. I'll be happy to answer any questions related to the merger or Enzon alone. Thank you very much.

END

      Cautionary Statement For The Purpose Of The "Safe Harbor" Provisions
             Of The Private Securities Litigation Reform Act Of 1995


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         This presentation contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed NPS/Enzon merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger; failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS' and Enzon's businesses generally as set forth in NPS' and Enzon's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                   Additional Information and Where to Find It

         In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) filed a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") in connection with the transaction described herein. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by NPS and Enzon with the SEC at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.

         NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in NPS' proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS' website at www.npsp.com.

         Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Enzon's proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon's website at www.enzon.com.


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